February 17, 2010

Lauren Nguyen

Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington DC 20549

Re:                            Arctic Cat Inc.

Form 1O-K for the fiscal year ended March 31, 2009

Filed June 15, 2009

File No. 000-18607

Definitive Proxy Statement on Schedule 14A

Filed July 1, 2009

File No. 000-18607

Dear Ms. Nguyen:

On behalf of Arctic Cat Inc. (the “Company”), set forth below is our response to the staff’s comment regarding the above-referenced filings of the Company as set forth in your letter to Christopher A. Twomey dated January 27, 2010.  Set forth below is the heading and text of the staff’s comment followed by our response.

Schedule 14A

Compensation Discussion and Analysis. page 9

Annual Incentive Awards. page 11

1.                                      In future filings, please revise to disclose in your Compensation Discussion & Analysis all performance targets that must be achieved in order for your executive officers to earn their annual and long-term incentive compensation.  To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion.  Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must

Arctic Cat Inc. 505 North Highway 169, Suite 1000, Plymouth, MN  55441

763.354.1818 Telephone; 763.354.1803 Fax

discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.  General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

The Company currently intends to revise the applicable disclosure in the Compensation Discussion & Analysis section of its future applicable filings with the Securities and Exchange Commission to disclose performance targets that must be achieved in order for its executive officers to earn their annual and long-term incentive compensation.

***

The Company hereby represents that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Timothy C. Delmore

Chief Financial Officer